Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – SEPTEMBER 30, 2025

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, 07745 Jena, Winzerlaer Str. 2

Index to unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025

Unaudited condensed consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2025 and 2024		F-3
Unaudited condensed consolidated statements of financial position as of September 30, 2025 and December 31, 2024		F-4
Unaudited condensed consolidated statements of changes in shareholders’ equity for the three and nine months ended September 30, 2025 and 2024		F-5
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024		F-6
Notes to the unaudited condensed consolidated financial statements		F-7
1.	Summary of significant accounting policies and other disclosures	F-7
a)	Reporting entity and the Group’s structure	F-7
b)	Basis of preparation	F-7
2.	Revenues	F-8
3.	Cost of sales	F-8
4.	Sales and marketing expenses	F-8
5.	Research and development expenses	F-8
6.	General and administrative expenses	F-9
7.	Other income	F-9
8.	Net financial result	F-9
9.	Inventory	F-10
10.	Other assets	F-10
11.	Tax receivables	F-11
12.	Financial assets and financial liabilities	F-11
13.	Trade payables and other accrued liabilities	F-12
14.	Cash and cash equivalents	F-12
15.	Equity	F-12
16.	Share-based payments	F-13
a)	Equity settled share-based payment arrangements	F-13
b)	Share-based payment expense recognized	F-14
c)	Share options exercised	F-14
17.	Protective foundation	F-14

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2025 and 2024

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2025 (unaudited)	2024 (unaudited)	2025 (unaudited)	2024 (unaudited)
		(in €, except for share data)

Revenues	2	23,830	123,819	63,262	166,212
Cost of sales	3	(333)	72,555	(2,409,207)	(496,119)
Gross profit (loss)		23,497	196,374	(2,345,945)	(329,907)
Sales and marketing expenses	4	(1,169,529)	(1,707,748)	(3,640,855)	(4,995,915)
Research and development expenses	5	(6,240,825)	(11,140,152)	(20,460,104)	(28,458,832)
General and administrative expenses	6	(2,618,844)	(2,809,032)	(10,960,934)	(9,614,281)
Other income	7	537,093	101,108	2,016,128	153,839
Other expenses		(8,397)	(589)	(8,423)	(297)
Operating result		(9,477,004)	(15,360,039)	(35,400,131)	(43,245,392)
Finance income	8	438,134	768,326	1,454,119	2,522,475
Finance expenses	8	(14,359)	(5,032)	(21,800)	(15,876)
Foreign exchange result	8	(21,127)	(2,847,692)	(4,799,940)	(311,905)
Other financial result	8	(3,174,451)	—	3,788,647	103,285
Income taxes		(12,282)	(5,217)	(12,282)	(5,217)
Income (loss) for the period		(12,261,089)	(17,449,654)	(34,991,387)	(40,952,630)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(12,340)	(75,418)	(276,611)	(72,582)
Total comprehensive income (loss)		(12,273,429)	(17,525,072)	(35,267,998)	(41,025,212)

Share information
Weighted average number of shares outstanding		67,747,130	58,883,272	66,285,299	58,883,272
Income (loss) per share (basic/diluted)		(0.18)	(0.30)	(0.53)	(0.70)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of September 30, 2025 and December 31, 2024

	Note	September 30, 2025 (unaudited)	December 31, 2024
		(in €)
ASSETS
Non-current assets
Property and equipment		309,692	256,280
Right-of-use assets		932,329	758,368
Intangible assets		46,181	50,781
Other assets	10	164,457	204,233
Financial assets	12	237,376	3,092,290
Total non-current assets		1,690,035	4,361,952
Current assets
Inventories	9	5,071,345	6,897,666
Current other assets	10	5,385,399	5,103,402
Other assets from government grants and research allowance	10	6,399,161	5,081,772
Tax receivables	11	1,965,798	1,735,335
Financial assets	12	38,197,197	34,462,352
Cash and cash equivalents	14	6,448,117	18,375,979
Total current assets		63,467,015	71,656,505
TOTAL ASSETS		65,157,050	76,018,457

EQUITY AND LIABILITIES
Equity
Issued capital	15	8,129,656	7,122,205
Share premium		348,956,615	334,929,685
Other capital reserves		48,300,254	44,115,861
Accumulated deficit		(367,183,608)	(332,192,221)
Other components of equity		7,163,899	7,440,510
Total equity		45,366,815	61,416,039
Non-current liabilities
Lease liabilities		700,144	399,066
Other liabilities	13	36,877	36,877
Total non-current liabilities		737,021	435,943
Current liabilities
Trade and other payables	12	9,228,118	11,394,232
Lease liabilities		270,718	406,020
Employee benefits		1,509,001	2,064,678
Liabilities to warrant holders		7,703,773	—
Other liabilities	13	341,604	301,544
Total current liabilities		19,053,214	14,166,475
Total Liabilities		19,790,235	14,602,417
TOTAL EQUITY AND LIABILITIES		65,157,050	76,018,457

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2025 and 2024

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2025		59,351,710	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period		—	—	—	—	(34,991,387)	—	(34,991,387)
Exchange differences on translation of foreign currency		—	—	—	—	—	(276,611)	(276,611)
Total comprehensive loss		—	—	—	—	(34,991,387)	(276,611)	(35,267,998)
Issuance of ordinary shares		8,395,420	1,007,450	15,136,235	—	—	—	16,143,686
Transaction costs for ordinary shares		—	—	(1,109,305)	—	—	—	(1,109,305)
Equity-settled share-based payments	16	—	—	—	4,184,393	—	—	4,184,393
Balance as of September 30, 2025		67,747,130	8,129,656	348,956,615	48,300,254	(367,183,608)	7,163,899	45,366,815

Balance as of January 1, 2024		58,883,272	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period		—	—	—	—	(40,952,630)	—	(40,952,630)
Exchange differences on translation of foreign currency		—	—	—	—	—	(72,582)	(72,582)
Total comprehensive loss		—	—	—	—	(40,952,630)	(72,582)	(41,025,212)
Issuance of common shares		—	—	—	—	—	—	—
Transaction costs		—	—	—	—	—	—	—
Equity-settled share-based payments	16	—	—	—	3,725,907	—	—	3,725,907
Balance as of September 30, 2024		58,883,272	7,065,993	334,211,338	43,775,960	(327,080,450)	7,309,584	65,282,425
*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024

		For the nine months ended September 30,
	Note	2025 (unaudited)	2024 (unaudited)
		(in €)
Operating activities
Loss for the period		(34,991,387)	(40,952,630)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		328,594	374,377
Net finance income	8	(421,026)	(2,297,978)
Share-based payment expense	16	4,184,393	3,725,907
Net foreign exchange differences and other adjustments		1,516,352	10,930
Changes in:
Other assets from government grants and research allowances		(1,317,389)	—
Other assets and trade receivables	10	(472,685)	1,854,051
Employee benefits		(555,677)	(95,288)
Other liabilities	13	40,059	(2,649,488)
Trade and other payables	13	(2,166,114)	(254,567)
Inventories	9	1,826,321	1,648,925
Interest received	10	1,436,554	1,990,054
Interest paid		(16,724)	(16,183)
Net cash used in operating activities		(30,608,728)	(36,661,890)
Investing activities
Purchase of intangible assets, property and equipment		(113,645)	(29,992)
Purchase of current financial assets		(46,100,315)	(27,835,062)
Proceeds from the maturity of financial assets		41,567,040	78,273,017
Net cash from / (used in) investing activities		(4,646,921)	50,407,963
Financing activities
Proceeds from issuance of ordinary shares		16,143,686	—
Proceeds from pre-funded warrants		12,915,909	—
Transaction costs from issuance of ordinary shares and pre-funded warrants		(1,949,998)	—
Repayment of lease liabilities		(284,857)	(290,145)
Net cash from / (used in) financing activities		26,824,740	(290,145)
Net increase/decrease in cash and cash equivalents		(8,430,908)	13,455,929
Effect of exchange rate changes on cash and cash equivalents		(3,496,954)	(17,934)
Cash and cash equivalents at beginning of period		18,375,979	12,767,943
Cash and cash equivalents at end of period	14	6,448,117	26,205,938

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company pioneering anti-inflammatory therapeutics targeting the complement system by focusing on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. These consolidated financial statements of InflaRx comprise the Group.

b)	Basis of preparation

These interim condensed consolidated financial statements for the nine-month reporting period ended September 30, 2025, and 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. The condensed consolidated financial statements requires management to make judgments, estimates and assumptions which are the same as at year end. Estimates and underlying assumptions are reviewed on an ongoing basis. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2024 on Form 20–F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on November 10, 2025.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar.

All financial information presented in euros have been rounded to the nearest euro. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

The following amendments were adopted effective January 1, 2025, and do not have a material impact on the consolidated financial statements of the Group:

•	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Classification and Measurement of Financial Instruments

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Contracts Referencing Nature-dependent Electricity

•	IFRS 18 Presentation and Disclosure in Financial Statements

•	Annual Improvements Volume 11

2.	Revenues

	For the three months ended September 30,		For the nine months ended September 30,
	2025 (unaudited)	2024 (unaudited)	2025 (unaudited)	2024 (unaudited)
		(in €)
Revenues	23,830	123,819	63,262	166,212
Total	23,830	123,819	63,262	166,212

For the three months ended September 30, 2025 and 2024, the Company realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €24 thousand and €124 thousand, respectively.

For the nine months ended September 30, 2025 and 2024, the Company realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €63 thousand and €166 thousand, respectively.

Revenues reported are sales to end customers (hospitals). All revenues are attributed to sales made in the United States.

3.	Cost of sales

	For the three months ended September 30,		For the nine months ended September 30,
	2025 (unaudited)	2024 (unaudited)	2025 (unaudited)	2024 (unaudited)
		(in €)
Cost of sales	333	(72,555)	2,409,207	496,119
Total	333	(72,555)	2,409,207	496,119

For the three months ended September 30, 2025 and 2024, the Company’s cost of sales amounted to €0.0 million and €(0.1) million, respectively.

For the nine months ended September 30, 2025 and 2024, the Company’s cost of sales amounted to €2.4 million and €0.5 million, respectively.

For the the nine months ended September 30, 2025 cost of sales primarily includes write-downs of unfinished goods held in inventory that exceed expected sales quantities and are likely to expire before they can be sold.

Cost of sales during the three months ended September 30, 2024 was primarily related to a reversal of a previous write-down in the amount of €75 thousand due to a change in estimate of sales of goods prior to expiry of their shelf life.

4.	Sales and marketing expenses

During the three months ended September 30, 2025, the Group incurred €1.2 million (2024: €1.7 million) of sales and marketing expenses in the United States. These expenses are mainly composed of €0.4 million (2024: €0.5 million) in marketing expenses for GOHIBIC (vilobelimab) and of €0.5 million (2024: €0.5 million) in personnel costs.

During the nine months ended September 30, 2025, the Group incurred €3.6 million (2024: €5.0 million) of sales and marketing expenses in the United States. These expenses are mainly composed of €1.6 million (2024: €1.2 million) in personnel costs and €0.2 million (2024: €2.0 million) in external services for distribution and €1.1 million (2024: €1.0 million) in marketing expenses for GOHIBIC (vilobelimab).

5.	Research and development expenses

During the three months ended September 30, 2025, the Group incurred €6.2 million (2024: €11.1 million) of research and development expenses. These expenses are mainly composed of €1.9 million (2024: €1.9 million) in personnel costs and €4.2 million (2024: €8.7 million) in external services for the Group’s research and development projects.

During the nine months ended September 30, 2025, the Group incurred €20.5 million (2024: €28.5 million) of research and development expenses. These expenses are mainly composed of €6.9 million (2024: €6.5 million) in personnel costs and €12.5 million (2024: €19.6 million) in external services for the Group’s research and development projects.

6.	General and administrative expenses

During the three months ended September 30, 2025, the Group incurred €2.6 million (2024: €2.8 million) of general and administration expenses. These expenses are mainly composed of €1.4 million (2024: €1.4 million) in personnel costs, €0.3 million (2024: €0.4 million) in legal, consulting and audit fees, €0.9 million (2024: €1.0 million) in other general and administrative expenses.

During the nine months ended September 30, 2025, the Group incurred €11.0 million (2024: €9.6 million) of general and administration expenses. These expenses are mainly composed of €5.7 million (2024: €5.1 million) in personnel costs, €2.8 million (2024: €1.7 million) in legal, consulting and audit fees, €2.5 million (2024: €2.8 million) in other general and administrative expenses.

7.	Other income

Other income for the three months ended September 30, 2025 amounted to €0.5 million (2024: €0.1 million), mainly from earned research allowances attributable to eligible research and development expenses during the period.

Other income for the nine months ended September 30, 2025 amounted to €2.0 million (2024: €0.2 million), mainly from earned research allowance attributable to eligible research and development expenses during the period.

During the first nine months ended September 30, 2024, the Group did not record other income from research allowances.

8.	Net financial result

	For the three months ended September 30,		For the nine months ended September 30,
	2025 (unaudited)	2024 (unaudited)	2025 (unaudited)	2024 (unaudited)
		(in €)

Interest income	438,134	768,326	1,454,119	2,522,475
Interest expenses	(493)	(321)	(1,260)	(297)
Interest on lease liabilities	(13,865)	(4,711)	(20,540)	(15,580)
Financial result	423,776	763,294	1,432,319	2,506,599

Foreign exchange income	731,488	319,442	3,853,346	4,123,268
Foreign exchange expense	(752,615)	(3,167,134)	(8,653,286)	(4,435,173)
Foreign exchange result	(21,127)	(2,847,692)	(4,799,940)	(311,905)

Result of expected credit loss adjustment on marketable securities	—	—	—	103,285
Result from the revaluation of pre-funded warrants at fair value	(3,174,451)	—	3,788,647	—
Other financial result	(3,174,451)	—	3,788,647	103,285
Net financial result	(2,771,803)	(2,084,398)	421,026	2,297,979

For the three months ended September 30, 2025, net financial result decreased by €0.7 million to a loss of €2.8 million from a loss of €2.1 million for the three months ended September 30, 2024. This decrease is mainlyattributable to the fair value revaluation of pre-funded warrants issued in February 2025 in the amount of €-3.2 million and to the foreign exchange result which increased by €2.8 million.. Financial result decreased by €0.3 million due to lower interest income on marketable securities, in each case, compared to the three months ended September 30,2024. The decrease is offset by an increase of the foreign exchange result of €2.8 million.

For the nine months ended September 30, 2025, net financial result decreased by €1.9 million  to a gain of €0.4 million in the nine months ended September 30, 2025 from a gain of €2.3 million in the nine months ended September 30, 2024. This decrease is mainly attributable to the decrease of the foreign exchange result by €4.5 million. Finance result decreased by € 1.1 million due to lower interest income on marketable securities. This effect is partially compensated by a gain of € 3.8 million from the fair value revaluation of pre-funded warrants, issued in February 2025.

9.	Inventory

	As of September 30, 2025 (unaudited)	As of December 31, 2024
	(in €)

Raw material and supplies	82,090	82,087
Unfinished goods	4,938,358	6,758,952
Finished goods	50,897	56,627
Total	5,071,345	6,897,666

 As of September 30, 2025, inventory amounted to €5.1 million, which represents a decrease of €1.8 million compared to December 31, 2024. In the first nine months ended September 30, 2025, the Company recorded write downs of unfinished product of  €2.4 million (€2.7 million for unfinished product as of December 2024) in cost of sales, due primarily to product quantities on-hand exceeding quantities expected to be sold prior to their expiry.

10.	Other assets

	As of September 30, 2025 (unaudited)	As of December 31, 2024
	(in €)
Non-current other assets
Prepaid expenses	164,457	204,233
Total non-current other assets	164,457	204,233
Current other assets
Prepayments on research & development projects	4,789,056	4,628,878
Prepaid expenses	568,819	354,948
Others	27,524	119,576
Total current other assets	5,385,399	5,103,402
Other assets from research allowances
Current other assets from research allowances	6,399,161	5,081,772
Total other assets from research allowances	6,399,161	5,081,772
Total other assets	11,949,016	10,389,407

As of September 30, 2025, prepayments on research and development projects amounted to €4.8 million compared to €4.6 million as of December 31, 2024, and consist of prepayments on CRO and CDMO contracts.

Prepaid expenses consist mainly of prepaid D&O insurance expense for the year 2025, which will be recognized into general and administrative expenses pro rata over the year.

As of September 30, 2025, other assets from research allowances were €6.4 million compared to €5.1 million as of December 31, 2024, which represent reimbursements the Company qualifies for under the German Research Allowance Act (government grant).The increase is due to additional receivables recognized for eligible expenses incurred in the nine months ended September 30, 2025 in the amount of €2.0 million and a payment received for the year 2020 in the amount of €0.7 million.

11.	Tax receivables

As of September 30, 2025, tax receivables amounted to €2.0 million (VAT: €0.4 million, income tax receivables: €1.6 million) compared to €1.7 million (VAT: €0.5 million, income tax receivables: €1.2 million) as of December 31, 2024.

12.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of September 30, 2025 and December 31, 2024:

	As of September 30, 2025 (unaudited)	As of December 31, 2024
	(in €)
Financial assets at amortized cost
Non-current financial assets	237,376	3,092,290
Thereof marketable securities	—	2,854,405
Current financial assets	38,197,197	34,462,352
Thereof marketable securities	37,924,121	33,969,390
Financial liabilities at amortized cost
Trade and other payables	9,405,869	11,549,150
Financial liabilities at fair value
Current liabilities to warrant holders	7,703,773	—

In February 2025, the Company issued 6,750,000 pre-funded warrants to certain investors in the context of a public offering of securities. As of September 30, 2025, the fair value of the warrants amounted to €7.7 million (Level 1).

As of September 30, 2025, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €38.5 million (as of December 31, 2024: €42.6 million) (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of September 30, 2025, current and non-current financial assets increased by €0.9 million to  €38.4 million compared to  €37.6 million of December 31,2024. The increase is mainly due to the subsequent reinvestment of interest bearing bank deposits (cash and cash equivalents) in marketable securities (financials assets).

As of September 30, 2025, trade and other payables decreased by €2.1 million to €9.4 million compared to €11.5 million as of December 31, 2024. As of December 31, 2024 the Company temporarily had higher trade payables from CRO’s.

13.	Trade payables and other accrued liabilities

	As of September 30, 2025 (unaudited)	As of December 31, 2024
	(in €)

Accrued liabilities from R&D projects	6,098,290	6,609,925
Accrued liabilities from commercial activities	139,600	69,250
Accounts payable	2,089,466	3,413,064
Other accrued liabilities and payables	1,242,366	1,603,538
Total	9,569,722	11,695,777

Accrued liabilities from R&D projects include third party services from the Company’s ongoing R&D projects that have not yet been invoiced to the Company as of the reporting date.

14.	Cash and cash equivalents

	As of September 30, 2025 (unaudited)	As of December 31, 2024
	(in €)
Short-term deposits
Deposits held in U.S. dollars	3,029,751	13,408,478
Deposits held in euros	410,000	700,000
Total	3,439,751	14,108,478
Cash at banks
Cash held in U.S. dollars	2,292,400	2,805,655
Cash held in euros	715,965	1,461,847
Total	3,008,365	4,267,501
Total cash and cash equivalents	6,448,117	18,375,979

As of September 30, 2025, cash and cash equivalents decreased by €11.9 million to €6.4 million compared to €18.4 million as of December 31, 2024.

15.	Equity

On June 30, 2023, the Company filed a Form F-3, or the 2023-Registration Statement, with the Securities Exchange Commission, or the SEC, with respect to the offer and sale of securities of the Company, which became effective on July 11, 2023. The aggregate initial offering price of the securities that the Company may offer and sell under this prospectus will not exceed $250.0 million. In June 2024, the Company subsequently filed a prospectus supplement with the SEC relating to an at-the-market program providing for the sale of up to $75.0 million of our ordinary shares over time pursuant a sales agreement with Leerink Partners LLC, or the Sales Agreement.

In the nine months ended September 30, 2025, we issued 145,420 ordinary shares under our ATM program, resulting in $353 thousand in net proceeds. Following this issuance under the ATM program, the remaining value authorized for sale under the ATM program is $73.5 million.

In February 2025, the Company completed an underwritten public offering of 8,250,000 ordinary shares at a public offering price of $2.00 per ordinary share and, in lieu of ordinary shares to certain investors, pre-funded warrants to purchase 6,750,000 ordinary shares. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. The warrants are only exercisable by cashless exercise; the amount of ordinary shares to be received upon cashless exercise of such warrants is dependent on the Company’s market share price at the time of exercise. The net proceeds from the offering were €26.8 million ($28.0 million). The warrants have an indefinite expiration and are fully or partly exercisable at any time.

16.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2025	2024
Outstanding as of January 1,	148,433	148,433
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	148,433	148,433
thereof vested / exercisable	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2025	2024
Outstanding as of January 1,	888,632	888,632
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	888,632	888,632
thereof vested / exercisable	888,632	888,632

InflaRx also granted share options under the 2017 Long-Term Incentive Plan, or 2017 LTIP, subsequently to its IPO in November 2017. Certain stock options granted between 2017 and 2020 were issued with an eight-year option term and during the three months ended March 31, 2025, were extended to an option term of ten years. The total number of share options granted during the nine months ended September 30, 2025 under the 2017 LTIP was as follows:

Number of share options	2025	2024
Outstanding as of January 1,	8,905,446	6,584,946
Granted during the nine months ended September 30,	2,452,000	2,275,000
Exercised during the nine months ended September 30,	—	—
Forfeited during the nine months ended September 30,	(110,500)	(7,000)
Outstanding as of September 30,	11,246,946	8,852,946
thereof vested / exercisable	9,977,446	7,196,446

The key information and assumptions related to share options granted during the nine months ended September 30, 2025 under the 2017 LTIP were as follows:

Share options granted 2025	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpola ted, U.S. sovereign strips curve)

January 03	2,452,000	$1.86	0.971	€1.81	$2.41	0.97	5.5	0.04435

	2,452,000

Of the 2,452,000 options granted in the nine months ended September 30, 2025 (ended September 30, 2024: 2,275,000), 1,700,000 options (September 30, 2024: 1,615,000) were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the three months ended September 30, 2025, the Company has recognized €0.6 million (2024: €0.7 million) of share-based payment expense in the statements of operations and comprehensive loss.

For the nine months ended September 30, 2025, the Company has recognized €4.2 million (2024: €3.7 million) of share-based payment expense in the statements of operations and comprehensive loss including €356 thousand (ended September 30, 2024: nil) for the extension of option for the eight year option terms to ten years.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the nine months ended September 30, 2025, no shares (2024: nil) were issued upon the exercise of share options, resulting in no proceeds to the Company (ended September 30, 2024: nil).

17.	Protective foundation

According to the articles of association of the Company, up to 169,300,000 ordinary shares and up to 169,300,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company’s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a level 3 valuation since the preferred shares are restricted in use and can be cancelled by the Company.

During the three months ended September 30, 2025, the Company expensed €15 thousand (2024: €12.5 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

During the nine months ended September 30, 2025, the Company expensed €45 thousand (2024: €38 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.